UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 2, 2007

or

[_]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-15141

________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Herman Miller, Inc. Profit Sharing and 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Herman Miller, Inc.
855 East Main Avenue
P.O. Box 302
Zeeland, Michigan 49464-0302

FINANCIAL STATEMENTS

The following financial statements are filed as part of this report:

– –   Report of Independent Registered Public Accounting Firm
– –   Statements of Assets Available for Benefits
– –   Statements of Changes in Assets Available for Benefits
– –   Notes to Financial Statements
– –   Schedule H, line 4i – Schedule of Assets (Held at End of Year)
– –   Schedule H, Line 4j – Schedule of Reportable Transactions

Note:	The Herman Miller, Inc. Profit Sharing and 401(k) Plan is referred to herein as the “Plan.” In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

EXHIBITS

The following exhibit is filed as part of this report:

23   Consent of Independent Registered Public Accounting Firm

ii

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 28, 2007	HERMAN MILILER, INC. PROFIT
SHARING AND 401(K) PLAN

By /s/ James E. Christenson
      ——————————————
      James E. Christenson
      Senior Vice President, Legal Services,
      and Secretary, on behalf of the Plan
      Administrative Committee, the Plan's Named
Administrator and Fiduciary

iii

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Financial Statements and Supplemental Schedules

Fiscal Years Ended June 2, 2007 and June 3, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Herman Miller, Inc. Profit Sharing and 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Herman Miller, Inc. Profit Sharing and 401(k) Plan as of June 2, 2007 and June 3, 2006, and the related statements of changes in assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 2, 2007 and June 3, 2006, and the changes in its assets available for benefits for the fiscal years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of June 2, 2007, and reportable transactions for the fiscal year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
November 19, 2007

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Statements of Assets Available for Benefits

	June 2, 2007	June 3, 2006

Assets
Investments at fair value	$494,922,169	$393,602,308
Receivables:
Employer contributions	12,652,320	13,706,477
Employee contributions	346,966	307,719
Investment income	402,647	387,858

Total receivables	13,401,933	14,402,054

Assets available for benefits	$508,324,102	$408,004,362

See accompanying notes.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Statements of Changes in Assets Available for Benefits

	June 2, 2007	June 3, 2006

Contributions:
Employer	$19,349,820	$19,879,000
Employee	20,841,760	19,469,007

Total contributions	40,191,580	39,348,007

Investment income:
Dividends	15,272,057	8,303,036
Interest	652,361	519,441
Net appreciation in fair value of investments	64,411,106	22,215,781

Total investment income	80,335,524	31,038,258

Benefit payments	(20,127,029)	(25,629,510)
Administrative expenses	(80,335)	(71,773)

Net increase in assets available for benefits	100,319,740	44,684,982

Assets available for benefits:
Beginning of year	408,004,362	363,319,380

End of year	$508,324,102	$408,004,362

See accompanying notes.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements

Fiscal Years Ended June 2, 2007 and June 3, 2006

1. Summary of Significant Accounting and Reporting Policies

Basis of Accounting

The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the Plan) are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investment securities are stated at their fair value, which for common stocks and mutual funds is the quoted market price and for common collective trusts is the fair value based upon the underlying investments of the trust as reported by the Plan’s Trustee at the end of the fiscal year. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of investment securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

The Plan invests in the Putnam Stable Value Fund (the Fund), an investment contract in a common collective trust with Putnam Investment Management, Inc. The Fund balance represents contributions and reinvested income, less any withdrawals plus accrued interest, because the investment has fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals influenced by company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value; however, no such events have occurred as of June 2, 2007. There are no reserves against the contract value for credit risk of contract issues or otherwise. As the investment contract is fully benefit-responsive, contract value is the relevant measure for inclusion in the Statements of Assets Available for Benefits.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for such investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP in fiscal 2007. As of June 2, 2007 and June 3, 2006, the contract value approximates the fair value.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits.

Use of Estimates

Conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan’s financial statements. Actual results may differ from those estimates.

2. Plan Description

The Plan is a defined-contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

Plan Sponsor

Herman Miller, Inc. and its participating affiliates (the Company or Employer) sponsor and administer the Plan for the benefit of any or all of its employees.

Trustee

Under a trust agreement with the plan administrator, Mercer Trust Company is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Plan Year

The Plan year coincides with the Company’s fiscal year, which is the 52- or 53-week period ending on the Saturday nearest May 31. The Plan’s fiscal years ended June 2, 2007 and June 3, 2006, contained 52 and 53 weeks, respectively.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

Participation Requirements

All eligible employees of participating affiliates qualify to participate on their first day of employment after the employee has attained age 18.

Vesting

Participants are fully vested at all times. They have a nonforfeitable right to their salary deferral contributions and the Employer’s contributions, plus the earnings thereon.

Employer Profit-Sharing Contribution

The Plan provides for an annual discretionary, non-elective, employer profit-sharing contribution for each participant. The profit-sharing contribution is allocated to the accounts of eligible participants, based on a percentage of the eligible participant’s compensation, not to exceed 6 percent for the Plan year, subject to certain limitations defined in the Plan document. The profit sharing contribution approved for the fiscal years ended June 2, 2007 and June 3, 2006, represented 4.69 percent and 5.48 percent, respectively, of the respective participant compensation.

Salary Deferral Contributions

A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant’s base compensation as determined by the Plan.

Employer Matching Contributions

The Company will contribute to the Plan as matching contributions up to 50 percent of the participant’s salary deferral contributions that do not exceed 6 percent of the participant’s compensation, subject to certain limitations defined in the Plan document.

Investment Options

Participants have the ability to direct the investment of their salary deferral contributions and Employer matching contributions into any or all of the investment options offered by the Plan, which currently include the Company’s common stock, various mutual funds, and common collective trusts. All Employer profit-sharing contributions are invested directly in the Company’s common stock on behalf of the participants. Upon completing five years of participation in the Plan, as provided in a Plan amendment effective November 1, 2005, qualifying participants may elect to direct the investment of funds in their Employer profit-sharing accounts into any or all of the investment options offered by the Plan.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

As provided in a Plan amendment effective June 3, 2007, upon completing three years of participation in the Plan, qualifying participants may elect to direct the investment of funds in their Employer profit-sharing accounts into any or all of the investment options offered by the Plan.

Participant Accounts

Individual accounts are maintained for each participant to reflect the participant’s contributions, Employer contributions, and net investment earnings. Investment earnings are allocated daily based on each participant’s relative account balance within the respective fund.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the Trustee will vote the shares as directed by the plan administrator.

Benefit Payments

Benefit payments are recorded when paid. For substantially all Plan participants upon retirement, termination, death, or disability, a benefit payment shall be made in the form of a single lump-sum payment of a participant’s entire account balance via distribution of the Company’s stock, cash, or a combination of both as directed by the participant and defined in the Plan document. Participants may also elect to receive withdrawals from the Plan during their employment with the Company, subject to certain restrictions defined in the Plan document.

Participant Loans

Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of: (1) 50 percent of the sum of all of the participant’s account balances on the date the loan is approved or $50,000, whichever amount is smaller; or (2) 100 percent of the participant’s salary deferral account balance as of the end of the Plan year preceding the date on which the loan is approved. The period of the loan will not exceed five years unless the proceeds are used to acquire the participant’s principal dwelling unit for which the period of the loan will not exceed 10 years. Each loan is secured by the assignment of 50 percent of the interest in and to the participant’s account. The loans bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in bi-weekly installments of principal and interest through payroll deduction arrangements with the Company or repaid directly to the Trustee.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

Administrative Expenses

All expenses, other than the Trustee fees paid by the Plan, are paid by the Company.

Plan Termination

The Plan may be discontinued at any time by the Company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the Trust Agreement. The Company currently has no intention to terminate the Plan.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan’s total assets is as follows:

	June 2, 2007	June 3, 2006

Herman Miller, Inc. Common Stock
(4,575,537 shares in fiscal 2007 and 4,848,223
shares in fiscal 2006)	$167,144,354	$147,095,087
American Growth Fund of America	75,347,128	64,604,941
American Europacific Growth Fund	43,646,570	29,750,600
Neuberger & Berman Genesis Trust	27,987,656	27,697,233
Fidelity Equity-Income Fund	27,368,167	-
Putnam Stable Value Fund	28,754,805	22,800,097

The Company’s common stock identified above includes both participant-directed and nonparticipant-directed amounts because participant-directed amounts cannot be readily distinguished for disclosure purposes.

The following is a summary of the investment in the Company’s common stock and significant components of the changes therein:

	June 2, 2007	June 3, 2006

Assets:
Common stock	$167,144,354	$147,095,087
Dividend receivable	402,647	387,858
Employer contribution receivable	12,426,081	13,602,804

	$179,973,082	$161,085,749

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

	Fiscal Year Ended
	June 2, 2007	June 3, 2006

Changes in assets:
Contributions	$14,241,635	$15,564,731
Dividends	1,601,271	1,565,280
Net appreciation in fair value of investments	33,197,909	2,438,544
Benefit payments	(6,186,238)	(10,661,096)
Transfers to participant-directed investments	(23,959,430)	(11,847,269)
Administrative expenses	(7,814)	(22,252)

	$18,887,333	$(2,962,062)

During fiscal 2007 and 2006, the Plan’s investments (including investments purchased and sold, as well as those held during the year) appreciated in fair value as follows:

	Fiscal Year Ended
	June 2, 2007	June 3, 2006

Common stock	$33,197,909	$2,438,544
Mutual funds	28,096,818	18,538,400
Common collective trusts	3,116,379	1,238,837

	$64,411,106	$22,215,781

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

4. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Putnam Investment Management, Inc. (PIM), an affiliate of the Trustee. These transactions are considered party-in-interest transactions under ERISA. Fees paid by the Plan for Trustee services were $20,327 in fiscal 2007 and $22,273 in fiscal 2006.

Subsequent to the end of fiscal 2007, PIM ceased to be affiliated with the Trustee and therefore, is no longer considered a party-in-interest under ERISA.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN 38-0837640 Plan #002

June 2, 2007

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Common stock
*	Herman Miller, Inc.	Herman Miller, Inc. Common Stock Fund (4,575,537 Shares)	$ 79,488,381	$167,144,354

	Mutual funds
	Vanguard	Retirement Income Fund	a	154,031
		Retirement 2005 Fund	a	221,692
		Retirement 2010 Fund	a	2,313,410
		Retirement 2015 Fund	a	6,440,950
		Retirement 2020 Fund	a	6,784,774
		Retirement 2025 Fund	a	6,455,344
		Retirement 2030 Fund	a	5,145,987
		Retirement 2035 Fund	a	3,394,772
		Retirement 2040 Fund	a	1,633,059
		Retirement 2045 Fund	a	879,122
		Retirement 2050 Fund	a	194,672
	Portfolio 21	Portfolio 21 Fund	a	8,025,723
	American	Europacific Growth Fund	a	43,646,570
		Growth Fund of America	a	75,347,128
	Evergreen	Small-Mid Growth Fund	a	13,494,883
	PIMCO	Total Return Fund	a	20,697,160
	Fidelity	Equity - Income Fund	a	27,368,167
	Vanguard	Wellington Fund	a	20,859,978
	Neuberger & Berman	Genesis Trust	a	27,987,656

	Total mutual funds			271,045,078

	Common collective
	trust funds
*	Putnam Fiduciary Trust
	Company	Stable Value Fund	a	28,754,805
		S&P 500 Index Fund	a	18,463,213

	Total common collective
	trust funds			47,218,018

*	Various plan participants
		Non-interest bearing cash		340,483
		Participant loans (interest ranging from 5% to 10.5%)	a	9,174,236

				$494,922,169

* - Represents party in interest
a - The cost of participant-directed investments is not required to be disclosed

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Schedule H, Line 4j – Schedule of Reportable Transactions
EIN 38-0837640 Plan #002

Fiscal Year Ended June 2, 2007

(a) Identity of Party Involved	(b) Description of Asset (include interest rate and maturity in case of loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Category (iii) -- Series of transactions in excess of 5% of plan assets at beginning of year

Common stock
Herman Miller, Inc.	Herman Miller, Inc. Common Stock Fund	$23,599,264	$--	$--	$--	$23,599,264	$23,599,264	$--
Herman Miller, Inc.	Herman Miller, Inc. Common Stock Fund	$--	$35,729,925	$--	$--	$18,866,896	$35,729,925	$16,863,029

There were no reportable transactions under category (i), (ii) or (iv).